

Mail Stop 4631

March 16, 2017

<u>Via E-mail</u>
Franklin Ogele
President
Wall Street Acquisitions, Corp.
One Gateway Center, Suite 2600
Newark, NJ  07102

> **Re:** **Wall Street Acquisitions, Corp.**
> **Form 10-12G**
> **Filed February 24, 2017**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed March 1, 2017**
> **File No. 000-55755**

Dear Mr. Ogele:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment 1 to Registration Statement on Form 10-12G filed March 1, 2017

General

1. Please revise throughout your registration statement to ensure that all text is readable and not overlapping.

2. Please include page numbers in your next amendment to your registration statement.

Outside Front Cover Page

3. Please appropriately number all future amendments.

Item 1.  Business, page 1

4.  Please reconcile your disclosure in the last paragraph on page 4 that states that Mr. Ogele and Mr. Chima devote all of their time to your company's affairs with disclosure elsewhere, such as in the first complete risk factor on page 9 and in Management of the Company on page 18, that your officers will devote only a limited amount of time to the company's business.

5.  Please clarify in the first paragraph on page 8 that you are electing to not opt out of Section 102(b)(1) of the JOBS Act.  We note your disclosure in the third risk factor on page 10.

Exhibits

6.  We note that exhibit 2 is an unexecuted copy of your bylaws.  Please file as an exhibit a copy of your bylaws as currently in effect.  See Item 601(b)(3)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.  Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction